Exhibit (a)(10)










Contact:   AT VENCOR:                          AT THERATX:
           W. Earl Reed, III                   Donald R. Myll, Sr.
           Executive Vice President and        Senior Vice President and
             Chief Financial Officer             Chief Financial Officer
           (502) 596-7380                      (770) 569-1840



                     VENCOR COMPLETES ACQUISITION OF THERATX
                     ---------------------------------------


LOUISVILLE, Kentucky (March 18, 1997) - Vencor, Inc. (NYSE:VC) ("Vencor") today announced that it has acquired approximately 99% of the common stock of TheraTx, Incorporated (Nasdaq/NM:THTX) ("TheraTx") through its tender offer for the TheraTx common stock (including shares tendered by guaranteed delivery), which expired at 12:00 noon today. Each remaining outstanding share of TheraTx common stock will be converted, through a merger of a wholly-owned subsidiary of Vencor and TheraTx, into the right to receive $17.10 in cash. Vencor currently intends to delist the common stock of TheraTx from trading on The Nasdaq Stock Market.

      TheraTx combines an outcomes-oriented approach with its proprietary information systems to provide cost-effective quality care in 216 Rehabilitation Centers of Excellence, 28 nursing centers and 16 occupational health clinics.

      Vencor operates an integrated, long-term healthcare network consisting of 38 long-term acute care hospitals and 279 nursing centers, 34 institutional pharmacies and, through its Atria Communities affiliate, 24 independent and assisted living communities. The Company also provides contract subacute, rehabilitation and respiratory therapy services to nursing and subacute centers.

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